csi wireless

SUPPL

∘ **CSI Wireless Inc.**
∘ 4110 - 9th Street SE ∘ Calgary ∘ AB ∘ Canada ∘ T2G 3C4 ∘ www.csi-wireless.com
∘ Phone (403) 259∘3311 ∘ Fax (403) 259∘8866

March 13, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Press Release dated February 27, 2006
2. Press Release dated February 28, 2006
3. Press Release dated March 7, 2006
4. Press Release dated March 7, 2006
5. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated March 10, 2006

Please contact us should you have any questions, 403-259-3311.

Yours truly,
CSI Wireless Inc.

Tracy Bedard
Executive Assistant

3/28

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Board Change

Calgary, Alberta – Feb 27, 2006 – CSI Wireless Inc. announces today that Mr. Michael W. Brower has resigned from the Company's Board of Directors.

Mr. Brower is the President of Fall Creek Consultants Inc., and publishes Wireless Location News, both specializing in Wireless Location Technologies and Applications. Mr. Brower consults to companies within the wireless location and telematics industries and is currently pursuing opportunities within the industry that could represent a conflict of interest if remaining a member of the CSI Wireless Board. This has led to his decision to resign.

Mr. Brower joined the Board in 2000 following the Company's acquisition of Wireless Link Corporation. "Mr. Brower has served the board diligently for the past five years," stated Stephen Verhoeff, President and CEO of CSI Wireless. "We want to thank Michael for these years of service and wish him all the best in his future endeavors."

CSI Wireless recently announced a reduction of staff, expenses and overall investment within its Telematics division.

In congruence with the Company's proportionally increased focused on its Hemisphere GPS business, CSI intends to increase the proportion of directors on its Board that are directly representative of that industry.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Texas, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless Fourth Quarter Conference Call Notice

Calgary, Alberta – Feb 28, 2006 - (TSX:CSY): CSI Wireless Inc, a designer and manufacturer of advanced wireless and GPS products, will release its fourth-quarter and year-end financial results for the period ended December 31, 2005, prior to the open of trading on the Toronto Stock Exchange on Tuesday, March 7th 2006.

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Tuesday March 7th at 10:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 416-644-3426 or 1-866-250-4892 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later review.

A recording of the call will be available from noon Eastern Time on Tuesday March 7 through Tuesday March 14. Please dial 1-877-289-8525 and enter the reservation number 21179513# to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Texas, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Corbet Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@e-vestorcom.com

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Reports 2005 Year-End Results

Calgary, Alberta – March 7, 2006 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products, today released financial results for the fourth quarter and year ended December 31, 2005.

"2005 turned out to be a challenging year financially for CSI Wireless," stated Stephen Verhoeff, CSI's President and Chief Executive Officer. "However, the strategic changes that we have implemented in 2005 position the Company to generate long-term value. The acquisition of the Outback business in the second quarter solidified our position in the GPS agricultural guidance markets. This market has significant global growth potential, and we have seen recent market strengthening following a soft 2005."

The Outback acquisition completed in April 2005 was strategically important for CSI. Related inventory accounting principles temporarily impacted gross margins in 2005 and early 2006, but the acquisition ultimately improves CSI's gross margins significantly, and this will be evident in 2006.

Mr. Verhoeff continued: "We believe the Telematics industry needs consolidation before it is going to generate significant profitability, and therefore we have made the decision to sell that business and increase our focus and resources on our best performing product lines and markets where we see our greatest opportunities. Write downs relating to the Telematics decision impacted the fourth quarter, but this decision will ultimately remove significant annual losses."

CSI experienced pricing pressure for its fixed wireless phones during the year and was able to reduce product costs to remain competitive, but revenue per unit sold decreased. Several sales opportunities have not closed as quickly as anticipated so Fixed Wireless sales were below targets. The business remains lumpy and difficult to forecast the timing of sales.

"Overall 2005 financial performance was negatively impacted by several factors, however many of these were short term," said Mr. Verhoeff. "We are carefully managing our costs and are positioned for much better financial performance going forward."

Operational Highlights

- On April 8, 2005, the Company completed the acquisition of the Outback business from RHS, Inc. and re-branded the combined GPS business as "Hemisphere GPS". The Outback business included global sales, marketing and distribution assets and expertise that established Hemisphere GPS as the leader in after-market guidance for ground and air agricultural applications.

- CSI's Hemisphere GPS division introduced a proprietary chipset and new Crescent™ receiver technology. The proprietary chipset enhances GPS product performance and versatility and establishes the foundation for a receiver product line that Hemisphere GPS is launching under its new Crescent™ brand name.

- Hemisphere GPS established a strategic partnership with CLAAS KGaA mbH, one of the world's largest farm machinery manufacturers, to design and supply high-performance GPS receivers and auto-steering systems for use throughout CLAAS product lines, including tractors.

- Hemisphere GPS achieved a sales milestone by selling more than 2,000 of its Outback eDrive and Satloc GPSteer automated steering systems for tractors and other self-propelled agricultural equipment. Hemisphere introduced its two auto-steering products in North America in early 2004, and introduced them in South America, Europe and Australia during 2005.

- CSI's Hemisphere GPS division acquired the business assets of Del Norte Technology, Inc. for US$940,000 subsequent to year end. With 2005 sales of approximately US$1.7M, Del Norte has more than 20 years experience designing and manufacturing specialized GPS products for the aerial guidance market -- primarily crop dusting or aerial spraying.

- Record Desktop Cellular Phone volumes shipped in 2005, an increase of 40% relative to 2004.

- CSI's GSM phones generated significant interest during the fourth quarter in GSM-intensive regions of the world including Latin America, Asia, Eastern Europe and the Middle East.

- Two new GSM phones for the global fixed wireless market were introduced, including an entry-level fixed wireless product for consumers wanting superior voice and text-messaging services at a very affordable price, and a phone for consumers wanting not only superior voice and text-messaging, but Internet and email (via a PC connection) and speaker phone capability. GSM desktop cellular telephones address over 77% of the world's wireless subscribers, increasing the addressable market for CSI.

- CSI is chosen as one of three suppliers for the launch of GSM fixed wireless telephones in India. As of January 31, 2006, there are over 6.3 million fixed wireless telephone subscribers in India, according to the Association of Unified Telecom Service Providers of India. While the majority of these phones are CDMA-based, the large volume of fixed wireless phones that have been sold in India suggest that the market for GSM phones in the country could be substantial.

- Three international distributors have signed for CSI's new 405 and 415 series GSM fixed wireless phones in the Americas, Finland and Hungary.

Financial Results

Historically, CSI has had two wireless product lines that have been combined in the Wireless Business Unit segment for reporting purposes: Desktop Cellular Telephones (or Fixed Wireless) and Telematics products. For several years, the Telematics product line has generated significant losses and its performance has been consistently below management's expectations. Management had previously viewed such losses as a necessary investment towards future earnings. However, such earnings have not materialized, and in December 2005, the board of directors of the Company approved a recommendation from management to instead increase focus and investment on the Company's strongest product lines, and to re-structure and seek a buyer for the Telematics product line.

As a result of these actions, the Telematics product line has been treated as a discontinued operation in the financial statements for the year ended December 31, 2005, and accordingly, the assets and liabilities and the results of the discontinued operations are disclosed separately from continuing operations. This accounting treatment must also be applied retroactively to the 2004 financial results, and therefore the comparative balance sheet and statement of operations have been presented on a consistent basis. As a result of these changes, the revenues and expenses in the statement of operations, except for the "loss from discontinued operations", now reflect the continuing operations of CSI's two key business components: Hemisphere GPS and Fixed Wireless.

Summarized Financial Results – Segmented and Consolidated

Years Ended December 31, 2005 and 2004

Unaudited	Hemisphere GPS		Wireless		Corporate		Total	
(000's)	2005	2004	2005	2004	2005	2004	2005	2004
Sales	$ 32,677	$ 32,003	$ 42,410	$ 42,496	$ –	$ –	$ 75,087	$ 74,499
Gross margin	15,185	16,411	6,619	8,275	–	–	21,804	24,686
	46%	51%	16%	19%			29%	33%
Earnings (loss) from continuing operations	(1,243)	8,050	(498)	2,364	(3,627)	(3,444)	(5,368)	6,970
Loss from discontinued operations	-	-	(6,669)	(2,677)	-	-	(6,669)	(2,677)
Net earnings (loss)	$ (1,243)	$ 8,050	$ (7,167)	$ (313)	$ (3,627)	$ (3,444)	$(12,037)	$ 4,293

Quarters Ended December 31, 2005 and 2004

Unaudited	Hemisphere GPS		Wireless		Corporate		Total	
(000's)	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004	Q4 2005	Q4 2004
Sales	$ 5,626	$ 7,836	$ 15,051	$ 16,146	$ –	$ –	$ 20,677	$ 23,982
Gross margin	2,209	3,854	2,433	2,889	–	–	4,642	6,743
	39%	49%	16%	18%			22%	28%
Earnings (loss) from continuing operations	(2,257)	1,647	616	1,780	(817)	(1,155)	(2,458)	2,272
Loss from discontinued operations	-	-	(4,006)	(1,368)	-	-	(4,006)	(1,368)
Net earnings (loss)	$ (2,257)	$ 1,647	$ (3,390)	$ 412	$ (817)	$ (1,155)	$ (6,464)	$ 904

Year Ended December 31, 2005

For the year ended December 31, 2005, CSI Wireless reported revenues of $75.1 million, as compared to $74.5 million in 2004. The Company experienced growth of approximately 8% in both of its core businesses - Hemisphere GPS and Fixed Wireless - relative to 2004. However as revenues are substantially all denominated in US dollars, a 7% average decrease in the US dollar exchange rate relative to the Canadian dollar during 2005 resulted in actual reported revenue growth in Canadian dollars being nominal for both divisions. For 2005 the Company's GPS revenues were $32.7 million versus $32.0 million in 2004, and Fixed Wireless revenues were $42.4 million versus $42.5 million in 2004.

"Our Q4 and 2005 results are not indicative of our future financial performance." said Mr. Verhoeff. "Telematics discontinuance charges impact the 2005 Q4, however, the decision to divest Telematics will remove significant annual losses. In addition, while the Outback business was acquired towards the end of its strongest selling season, and as a result those sales were not included in our 2005 results, they will be in 2006 and beyond."

Before the impact of discontinued Telematics operations, CSI reported a loss from continuing operations in 2005 of ($5.4) million, or ($0.13) per share basic and diluted, compared to earnings of $7.0 million, or $0.22 per share basic, and $0.21 per share diluted in 2004. After the impact of discontinued operations, which include re-structuring charges of $1.6 million and goodwill impairment of $900 thousand related to the Telematics product line, CSI realized a net loss of ($12.0) million, or ($0.30) per common share basic and diluted, in 2005, compared to net income of $4.3 million, or $0.13 per share basic and diluted, in 2004.

CSI held cash at December 31, 2005 of $12.6 million compared to $10.3 million at the end of 2004. "Despite the losses incurred in 2005, the Company was able to maintain strong cash management principles," stated Cameron Olson, Chief Financial Officer. "As a result, our cash position remains strong heading into 2006."

"The ramp of Desktop Cellular phone sales into the GSM markets in 2005 was slower than we had anticipated," stated Stephen Verhoeff, "however, our fourth quarter phone shipments were a new volume record for the Company exceeding our previous largest quarter by over 25%, and with GSM phones representing approximately 60% of the shipments. In addition, while Hemisphere GPS has been challenged this year by dry weather and seasonality, we remain the leader in this market and remain very optimistic about the business."

During 2005, the total volume of Desktop Cellular Telephone sales increased from 2004 by over 40%. In late 2004, the Company commenced commercial shipment of Desktop Cellular Telephones incorporating the GSM digital cellular technology, as a complement to the Company's TDMA products which had previously comprised 100% of the Company's Desktop Cellular revenues. The global market opportunity is much larger for GSM products than for other cellular technologies. Currently, GSM products represent about 77% of global cellular telephone use. In 2004, TDMA product comprised over 90% of Desktop Cellular sales volumes. In 2005, GSM product sales exceeded TDMA, with 64% of sales volumes, while TDMA volumes were 36% of total. The increased proportion of GSM phones resulted in a lower average selling price per unit in 2005 as the product cost, selling price and margins for GSM products are lower than for the Company's TDMA products – primarily a result of the much higher volumes of global GSM product sales.

For 2005, the Company reported consolidated gross margins of 29% in 2005, a decrease from 33% in 2004. A temporary decrease in GPS margins in 2005 resulted from an inventory accounting issue arising from the Company's acquisition of the Outback business from RHS, Inc. ("RHS"), which closed on April 8, 2005. RHS was an exclusive distributor of CSI manufactured Outback product and held inventory that CSI had sold to RHS in late 2004 and early 2005. Under generally accepted accounting principles ("GAAP"), the inventory acquired was recorded at the carrying cost of RHS at the time of the acquisition, which included the margin that CSI earned on the original sale of the product to RHS. As the inventory was sold during the remainder of 2005, the margins earned on the sale of the Outback products included only the share of margins previously earned by RHS on product sales. As a result, percentage margins on sales of Outback products post-acquisition are temporarily lower. After the remaining acquired inventory has been sold through in early 2006, significant improvements in the margins will be realized on sales of Outback GPS products.

Hemisphere GPS gross margins were 46% in 2005, a decline from 51% in 2004. Margins for sales to non-agricultural markets showed improvement in 2005 relative to 2004. However, margins on sales to agricultural markets declined during the year, primarily as a result of the accounting issue described earlier.

Wireless Unit margins were 16% in 2005 compared to 19% in 2004 as GSM encompassed an increasing proportion of product sales, which have a lower average margin than TDMA sales. Since the introduction of the GSM Desktop Cellular products in the fourth quarter of 2004, the Company has implemented design and supply chain cost reductions resulting in a reduction in the cost of these phones by over 35%. The Company remains focused on cost reduction and expects further reductions in the cost of these phones.

Operating expenses increased by $9.9 million during the year to $26.5 million from $16.6 million in 2004. The greatest contributor to this increase is operating expenses related to the Outback Business acquired during the second quarter, which has added $7.2 million of operating expenses in 2005. A new category of expense has been included in CSI's statement of operations to report dealer selling commissions. These commissions represent incentives paid to third-party dealers in the Outback North American distribution channel and totaled $2.0 million in 2005.

Selling expenses of $6.6 million in 2005 increased by $3.5 million from $3.1 million in 2004. Of this increase $3.3 million relates to the Outback business acquisition and represents sales and marketing activities in North America and in International markets. In addition, selling expenses related to Fixed Wireless increased as the Company expanded its sales and marketing coverage to all areas of the globe. General and administrative expenses increased by $2.0 million from $3.9 million in 2004 to $5.9 million in 2005. Of this increase, approximately $800 thousand

relates to the Outback acquisition and $600 thousand relates to legal costs and a third-quarter settlement payment in respect of a legal dispute.

The Company realized a foreign exchange loss of $789 thousand during 2005 versus a loss $802 thousand in 2004. This loss relates primarily to the impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars. Prior to the impact of risk management transactions, the foreign exchange loss for 2005 was approximately $1.2 million. Gains from risk management transactions have been realized of approximately $400 thousand, which have been netted against this loss.

Discontinued Operations

The Company recorded a loss from discontinued operations of ($6.7) million for the year ended December 31, 2005 compared to ($2.7) million in 2004. As previously described, these amounts represent the results of operations of the Telematics product line. Summarized annual results for the Telematics product line are as follows:

Unaudited (000's)	2005	2004
Sales	$ 4,116	$ 7,058
Gross margin	735	1,530
	18%	22%
Operating expenses	4,894	4,207
Loss before the following	(4,159)	(2,677)
Restructuring charges	1,611	-
Goodwill impairment	900	-
Loss from discontinued operations	$ (6,670)	$ (2,677)

Prior to the restructuring charges and the impairment of goodwill, the Telematics product line incurred an operating loss of approximately ($4.2) million in 2005 compared to ($2.7) million in 2004. Revenues for the Telematics product line declined by 42% to $4.1 million from $7.1 million in 2004 and were the primary reason for the increase in the amount of the loss from discontinued operations in 2005.

In connection with the decision to restructure and divest this product line, the Company evaluated the assets of the product line and recorded restructuring charges totaling $1.6 million relating to incremental inventory charges, accounts receivable reserves, fixed asset impairments and severance costs. In addition, the Company has recorded impairment of goodwill in the amount of $900 thousand related to this decision.

During 2005, average operating expenses directly related to the Telematics product line, excluding restructuring charges and goodwill impairment, were approximately $1.2 million per quarter. Following cost reductions in the fourth quarter of 2004, and the restructuring implemented in February 2006, the quarterly operating expenses of the Telematics product line are approximately $550 thousand per quarter. Management believes that the restructuring of this product line better positions the product line for sale to prospective buyers.

Fourth Quarter Ended December 31, 2005

Fourth quarter revenues decreased 14% to $20.7 million from revenues of $24.0 million in the fourth quarter of 2004. Hemisphere GPS revenues of $5.6 million were down $2.2 million from $7.8 million in 2004. The decrease in GPS revenues can be attributed to seasonality in the farming market that is magnified in CSI's financials since the acquisition of the Outback business. Sales are increasing in the southern hemisphere each year and should eventually reduce this seasonality. The acquisition also distorted year over year financial comparisons. For example in the fourth quarter of 2004, prior to acquiring the Outback business from RHS, CSI sold $4.1M to RHS under an

annualized level-loading program to build inventory for the strong first half selling season. However, actual customer purchases of Outback products in the fourth quarter of 2005 were only $2.4 million.

During the fourth quarter of 2005, CSI shipped a record number of Desktop Cellular Telephones, exceeding by 27% the previous quarterly record which occurred in the fourth quarter of 2004. These volumes were largely driven by GSM product sales which represented 57% of fourth quarter shipments. Fixed Wireless revenues for the fourth quarter of 2005 were $15.1 million, down by 6% from $16.1 million in 2004. Although volumes were 27% higher than in 2004, lower average prices on GSM product sales, as described earlier, as well as lower market prices on TDMA product sales caused revenues, in US dollars, to remain relatively flat in the fourth quarter of 2005, relative to 2004. In addition, the average US dollar foreign exchange rate was weaker by about 4% relative to the fourth quarter of 2004 and resulted in the decline in revenues in Canadian dollar terms.

Gross margins in the fourth quarter of 2005 were 22% or $4.6 million compared to 28% and $6.7 million in the fourth quarter of 2004. Margins in the Wireless Unit were 16% compared to 18% in the fourth quarter of 2004. Hemisphere GPS gross margins of 39% were lower than margins of 49% realized in 2004 as a result of lower margins realized on product sales into agriculture markets, including the impact of the amortization of acquisition inventory step-up costs totaling $684 thousand in the fourth quarter of 2005. In addition, the lower margin arises from allocating fixed manufacturing overheads across a lower overall revenue level.

Operating expenses of $7.0 million in the fourth quarter were up by $3.3 million relative to $3.7 million in the fourth quarter of 2004. The largest factor impacting this increase is the operating costs resulting from the acquisition of the Outback Business which total $2.1 million for the quarter. In addition, increased costs associated with global Desktop Cellular sales and marketing activities, increased amortization costs associated with higher fixed asset levels contribute to this increase.

Before charges related to the discontinuing operations and restructuring of the Telematics business, the Company incurred a fourth quarter loss from continuing operations of ($2.5) million, or ($0.06) per share (basic and diluted), compared to fourth quarter 2004 earnings of $2.3 million or $0.07 per share (basic) and $0.06 per share (diluted). After discontinued operations charges, the Company incurred a loss ($6.5) million, or ($0.15) per share (basic and diluted), compared to fourth quarter 2004 earnings of $904 thousand or $0.03 per share (basic and diluted).

Use of Non-GAAP Financial Measures

Commencing in the second quarter of 2005, CSI began reporting non-GAAP ("Generally Accepted Accounting Principles") financial measures called "Non-GAAP Earnings" and "Non-GAAP Diluted EPS" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supersede or replace the Company's GAAP financial results. Non-GAAP Earnings and Non-GAAP Diluted EPS do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

Unaudited	Three Months Ended		Twelve Months Ended	
(000's)	Dec 31 2005	Dec 31 2004	Dec 31 2005	Dec 31 2004
GAAP (loss) earnings from continuing operations	$ (2,458)	$ 2,272	$ (5,368)	$ 6,970
Amortization of acquisition inventory step-up cost	684	-	2,858	-
Non-GAAP earnings (loss) from continuing operations	(1,774)	2,272	(2,510)	6,970
Loss from discontinued operations	(4,006)	(1,368)	(6,670)	(2,677)
GAAP net income (loss)	$ (5,780)	$ 904	$ (9,180)	$ 4,293
Non-GAAP diluted EPS from continuing operations	$ (0.04)	$ 0.06	$ (0.06)	$ 0.21
Non-GAAP diluted EPS	$ (0.13)	$ 0.03	$ (0.23)	$ 0.13

The Company excludes the amortization of the acquisition inventory step-up cost from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP accounting at the carrying cost of the seller at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the Outback product line will include only the share of margins previously earned by RHS until the inventory on hand on the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by CSI and RHS.

The total CSI margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost." In order to better understand the margins that are expected to be earned on this product line once the purchased inventory has been sold, management will report the amount of "acquisition inventory step-up cost" that is amortized in cost of sales each quarter until the purchased inventory has been sold. At the end of the fourth quarter, the total acquisition inventory step-up cost remaining in inventory totaled $1.3 million relating to three product lines. The Company expects that the step-up cost related to the Outback S product will be fully amortized during the first quarter of 2006. The amount related to the Outback eDrive and 360 products should be fully amortized during the second quarter of 2006.

"We have previously guided for a profitable first quarter," added Mr. Verhoeff. "Hemisphere GPS will likely have record revenue performance, but still has some remaining inventory step-up costs, decreasing its profitability. We will incur some Telematics losses in the first quarter and until the business is sold. Also, a delay in the launch of the GSM fixed wireless phone program in India until April 1 shifted some of those revenues forward. As a result, we expect that Hemisphere GPS will be profitable in the first quarter of 2006, but we now expect a consolidated net loss for the overall company in Q1."

"We have seen strong sales and marketing initiatives coming from the Outback acquisition, including the branding of our new technologies and the preparation for the launch of a series of new products based on our new Crescent receiver technologies" stated Mr. Verhoeff. "We have also integrated the Outback acquisitions and should see improvements in overall business scalability and operating efficiencies. Overall, while the acquisition has impacted our financial performance for 2005, we believe that it was a critical strategic step in positioning CSI to dominate its GPS market niches."

Conference Call – Tuesday March 7 at 10:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for Tuesday, March 7 at 10:00 a.m. (Eastern Time) to discuss the financial results and provide updates on operations.

To participate, please dial 416-644-3426 or 1-866-250-4892 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later review.

A recording of the call will be available from noon Eastern Time on Tuesday March 7 through Tuesday March 14. Please dial 1-877-289-8525 and enter the reservation number 21179513# to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets including Precision Guidance in Agriculture and Desktop Cellular Telephones. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The Company's head office is in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Texas, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Stephen Verhoeff
President and CEO
CSI Wireless Inc.
403-259-3311
sverhoeff@csi-wireless.com

Cameron Olson
Chief Financial Officer
CSI Wireless Inc.
403-259-3311
colson@csi-wireless.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
cpala@evestor.com

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash	$ 12,595,354	$ 10,253,440
Accounts receivable	13,258,696	16,642,043
Inventories	11,078,494	6,422,555
Prepaid expenses and deposits	732,628	629,930
Current assets of discontinued operations	982,068	2,303,808
	38,647,240	36,251,776
Property and equipment	10,427,483	7,136,688
Intangible assets	4,727,733	–
Goodwill	35,922,133	17,918,176
Assets of discontinued operations	463,981	1,500,587
	$ 90,188,570	$ 62,807,227
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 13,050,556	$ 10,967,967
Current portion of long-term debt	483,134	–
Current portion of capital leases	741,487	1,162,147
Current liabilities of discontinued operations	684,409	706,540
	14,959,586	12,836,654
Long-term debt	300,672	–
Capital lease obligations	408,411	462,537
Shareholders' equity:		
Share capital	103,463,383	67,273,700
Contributed surplus	2,036,664	1,176,994
Deficit	(30,980,146)	(18,942,658)
	74,519,901	49,508,036
	$ 90,188,570	$ 62,807,227

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended December 31,		Twelve months ended December 31,	
	2005	2004	2005	2004
Sales	$ 20,677,267	$ 23,981,513	$ 75,086,535	$ 74,498,544
Cost of sales	16,035,451	17,238,503	53,282,652	49,812,277
	4,641,816	6,743,010	21,803,883	24,686,267
Expenses:				
Research and development	1,859,386	1,605,093	7,937,803	7,481,473
Selling	2,090,627	626,581	6,613,650	3,096,219
Dealer selling commissions	263,248	–	2,000,219	–
General and administrative	1,628,254	777,098	5,908,079	3,875,631
Stock based compensation	243,927	185,705	909,366	647,050
Amortization	927,023	520,651	3,157,312	1,464,368
	7,012,465	3,715,128	26,526,429	16,564,741
Earnings (loss) before undernoted	(2,370,649)	3,027,882	(4,722,546)	8,121,526
Redemption premium on preferred shares	–	–	–	167,524
Foreign exchange loss	144,854	599,666	789,147	802,066
Interest (income) expense	(57,385)	10,789	(143,999)	36,867
Earnings (loss) before income tax	(2,458,118)	2,417,427	(5,367,694)	7,115,069
Current tax expense	–	145,000	–	145,000
Earnings (loss) from continuing operations	(2,458,118)	2,272,427	(5,367,694)	6,970,069
Loss from discontinued operations	(4,005,634)	(1,368,244)	(6,669,794)	(2,676,964)
Net earnings (loss)	(6,463,752)	904,183	(12,037,488)	4,293,105
Deficit, beginning of period	(24,516,394)	(19,846,841)	(18,942,658)	(22,837,629)
Change in accounting for stock-based compensation	–	–	–	(398,134)
Deficit, end of period	$(30,980,146)	$(18,942,658)	$ (30,980,146)	$(18,942,658)
Earnings (loss) per common share from continuing operations:				
Basic	$ (0.06)	$ 0.07	$ (0.13)	$ 0.22
Diluted	$ (0.06)	$ 0.06	$ (0.13)	$ 0.21
Net earnings (loss) per common share:				
Basic	$ (0.15)	$ 0.03	$ (0.30)	$ 0.13
Diluted	$ (0.15)	$ 0.03	$ (0.30)	$ 0.13
Weighted average shares outstanding:				
Basic	43,344,291	33,225,162	40,003,369	31,934,070
Diluted	43,949,024	35,204,382	40,208,239	33,917,087

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31,		Twelve months ended December 31,	
	2005	2004	2005	2004
Cash flows from (used in) operating activities:				
Earnings (loss) from continuing operations	$ (2,458,118)	$ 2,272,427	$ (5,367,694)	$ 6,970,069
Items not involving cash:				
Amortization	927,023	520,651	3,157,312	1,464,368
Stock-based compensation	243,927	185,705	909,366	647,050
Unrealized foreign exchange loss (gain)	15,240	–	(142,459)	–
Redemption premium on preferred shares	–	–	–	167,524
Foreign exchange loss on preferred shares	–	–	–	44,092
	(1,271,928)	2,978,783	(1,443,475)	9,293,103
Change in non-cash operating working capital:				
Accounts receivable	(5,809,415)	(5,722,820)	(2,310,491)	(9,425,521)
Inventories	1,428,176	1,206,415	5,002,675	1,028,111
Prepaid expenses and deposits	80,596	227,004	(32,448)	(207,326)
Accounts payable and accrued liabilities	6,901,253	2,422,263	641,692	4,079,322
Redemption premium on preferred shares	–	–	–	(652,750)
	1,328,682	1,111,645	1,857,953	4,114,939
Cash used in discontinued operations	(620,255)	(543,974)	(4,266,504)	(2,243,918)
	708,427	567,671	(2,408,551)	1,871,021
Cash flows from (used in) financing activities:				
Bank indebtedness	–	–	–	(2,557,939)
Senior long-term debt	–	–	–	(761,672)
Other long-term debt	(135,875)	–	(407,624)	–
Capital leases	(390,689)	(526,046)	(1,757,585)	(1,016,112)
Preferred share redemption	–	–	–	(1,994,520)
Issue of share capital, net of share issue costs	7,073	812,379	22,318,459	17,650,748
	(519,491)	286,333	20,153,250	11,320,505
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(90,285)	(1,113,250)	(2,677,071)	(2,355,642)
Repayment of note payable and transaction costs	–	–	(12,754,510)	–
Cash used in (from) discontinued operations	–	(347,756)	28,796	(582,444)
	(90,285)	(1,461,006)	(15,402,785)	(2,938,086)
Increase (decrease) in cash position	98,651	(607,002)	2,341,914	10,253,440
Cash, beginning of period	12,496,703	10,860,442	10,253,440	–
Cash, end of period	$ 12,595,354	$ 10,253,440	$ 12,595,354	$ 10,253,440

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless receives C$7.5 million of GSM desktop cellular telephone orders

Follow-Up Orders in the Americas

Calgary, Alberta – March 7, 2006 - (TSX:CSY) – CSI Wireless Inc., a designer and manufacturer of advanced wireless and GPS products used in more than 50 countries, today announced that it has received purchase orders for more C$7.5 million of its GSM-based desktop cellular (or fixed wireless) telephones.

The purchase orders received represent repeat orders for a model of CSI's GSM phone for delivery into the Americas and are expected to be delivered over the first three quarters of 2006. "We are encouraged to see these strong follow-on orders for our GSM phones in these new markets," said Stephen Verhoeff, CSI's President and CEO. "This validates the quality, performance and appeal of the products. In the fourth quarter of 2005, we shipped a record number of GSM phones, and we are seeing good momentum for our GSM phones going forward."

Fixed wireless phones enable rapid, low-cost telecommunications for millions of consumers in regions of the world where traditional copper-wire landline phone service is unavailable or unaffordable. Compared to portable cellular phones, fixed wireless phones provide much broader signal range and voice quality. They don't require battery recharging because they plug into standard electrical outlets.

CSI Wireless is one of the world's leading suppliers of fixed wireless telephones – offering both GSM-based and TDMA-based models. CSI's Motorola-branded Motorola FX800t product is the largest-selling TDMA fixed wireless phone in Latin America.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective, wireless and GPS products for mobile and fixed applications in the agriculture, marine, automotive and other industries. CSI is a leader in several high-growth markets including Desktop Cellular Telephones, Telematics and Precision Guidance in Agriculture. The Company, through its Wireless and its Hemisphere GPS divisions, owns numerous patents and other intellectual property. It has licensed its cellular technology to GPS, cellular handset, and chipset manufacturers. CSI's common shares trade on The Toronto Stock Exchange under the trading symbol "CSY", with approximately 46 million outstanding. The company's head offices are in Calgary, Alberta, and it has major product development, sales and marketing facilities in California's Silicon Valley, Arizona and Kansas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless' control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless' actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, CSI Wireless will derive therefrom.

For more information, please contact:

Stephen Verhoeff
President & CEO
CSI Wireless Inc.
403-259-3311

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
cpala@evestor.com

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Owen		
Middle Name:	James		
Surname:	Thistle		
Date of Birth (MM/DD/YYYY):	02/13/1962		
Has a PIF been submitted:	Yes	When:	10/18/2004

Type of Change	Position Title	Effective Date
Terminated/Resigned	VP of Engineering, Telematics	03/10/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	
Last Updated:	03/10/2006 15:18:24